

02053286

ATES
ANGE COMMISSION
i.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~49448~~

8- 49448

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/01___ AND ENDING ___12/31/01___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kimberly Capital Corp
DBA: Kamal Smith

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 George Road
(No. and Street)

Glen Rock   NJ   07452
(City)   (State)   (Zip Code)

RECD S.E.C.
JUL 26 2002

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kamal Smith   c/o 516-248-9300
                                     (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Chipetine, Bernard
(Name — if individual, state last, first, middle name)

310 Old Country Road, Suite 201, Garden City N.Y.   11530
(Address)   (City)   (State)   Zip Code

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Kamal Smith_ _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Kimberly Capital Corp._ _____, as of _December 31_ ____, _2001_ ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None _____

_____

_____

X _____
Signature

President _____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bernard Chipetine, C.P.A.

CERTIFIED PUBLIC ACCOUNTANT

310 OLD COUNTRY ROAD
GARDEN CITY, NEW YORK 11530

(516) 248-9300
FAX (516) 248-8711

Board of Directors
Kimberly Capital Corp.

I have audited the accompanying statement of financial condition of Kimberly Capital Corp. as of December 31, 2001 and the related statements of income changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kimberly Capital Corp. at December 31, 2001, and the results of their operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Bernard Chipetine, CPA

Garden City, New York
January 23, 2002

KIMBERLY CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CURRENT ASSETS

Net Receivable From Broker-Dealers And Clearing Organizations	$ 346	
Prepaid Expenses And Taxes	2,410	
Marketable Securities, At Market Value	17,290	
TOTAL CURRENT ASSETS		$ 20,046

FIXED ASSETS

Equipment And Automobiles, At Cost, Less Accumulated Depreciation of $23,798	36,632

OTHER ASSETS

Security Deposit – (Restricted Cash)	15,000
TOTAL ASSETS	$71,678

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts Payable, Accrued Expenses, And Other Liabilities	$ 2,722

STOCKHOLDER'S EQUITY

Common Stock, No Par Value, Authorized 200 Shares, Issued 200 Shares	$10,000	
Additional Paid In Capital	40,000	
Retained Earnings	18,956	
TOTAL STOCKHOLDER'S EQUITY		68,956
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$71,678

The Accompanying Notes Are An Integral Part Of These Financial Statements.

KIMBERLY CAPITAL CORP.
STATEMENT INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES

Commissions	$46,634
Principal Transactions	(55,937)
Other Income:	
Including Interest And Dividends	8,896
TOTAL REVENUES – NET OF LOSSES	(407)

EXPENSES

Officer's Compensation And Benefits	$13,192
Other Compensation And Benefits	1,744
Floor Brokerage, Exchange, And Clearance Fees	8,099
Communications And Data Processing	3,347
Interest Expense	311
Regulatory Dues, Fees And Expenses	461
Occupancy Costs	3,809
Other Expenses	28,112
TOTAL EXPENSES	59,075

LOSS BEFORE INCOME & FRANCHISE TAXES	(59,482)
PROVISION FOR INCOME & FRANCHISE TAXES	899
NET LOSS	($60,381)
EARNINGS PER SHARE OF COMMON STOCK	($ 302)

The Accompanying Notes Are An Integral Part Of These Financial Statements.

KIMBERLY CAPITAL CORP.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

CAPITAL STOCK

Capital Stock – Authorized And Issued 200 Shares With No Par Value	$10,000
Additional Paid In Capital	40,000
TOTAL CAPITAL – BEGINNING AND ENDING	50,000

RETAINED EARNINGS

Retained Earnings – January 1, 2001	$83,960	
Net (Loss)	(60,381)	
Dividends Paid - Net	(4,623)	
Retained Earnings – December 31, 2001		18,956
TOTAL STOCKHOLDER'S EQUITY		$68,956

The Accompanying Notes Are An Integral Part Of These Financial Statements.

KIMBERLY CAPITAL CORP.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2001

Subordinated Borrowings At January 1, 2001 $ 0

Decreases:

     Payment of Stockholder's Loan   0

Subordinated Borrowings At December 31, 2001 $ 0

The Accompanying Notes Are An Integral Part Of These Financial Statements.

KIMBERLY CAPITAL CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES

Net (Loss)		($60,381)
Adjustments To Reconcile Net Income To Net Cash		
Used For Operating Activities:		
Depreciation And Amortization	$ 5,627	
Loss On Sale Of Marketable Securities	49,351	
Unrealized Loss On Securities	8,140	
Deferred Taxes	0	
Changes In Assets And Liabilities		
Net Receivable From Broker-Dealers		
And Clearing Organizations	4,149	
Prepaid Expenses And Taxes	4,298	
Income And Franchise Taxes	(1,671)	
Accounts Payable, Accrued Expenses And		
Other Liabilities	(42,921)	
TOTAL ADJUSTMENTS		26,973
NET CASH USED FOR OPERATING ACTIVITIES		(33,408)

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds From Sale of Marketable Securities	48,749	
Purchase Of Marketable Securities	(22,130)	
NET CASH PROVIDED BY INVESTING ACTIVITIES		26,619

CASH FLOWS FROM FINANCING ACTIVITIES

Dividends Paid - Net	(4,631)	
NET CASH USED FOR FINANCING ACTIVITIES		(4,631)
DECREASE IN CASH AND CASH EQUIVALENTS		(11,420)
CASH AND CASH EQUIVALENTS – January 1, 2001		11,420
CASH AND CASH EQUIVALENTS – December 31, 2001		$ 0

Supplemental Disclosures Of Cash Flow Information

Cash Paid During The Period For: Income And Franchise Taxes		$ 0
Interest Expense		$ 311

The Accompanying Notes Are An Integral Part Of These Financial Statements.

KIMBERLY CAPITAL CORP.
NOTES TO FINANCIAL STATEMENTS.
DECEMBER 31, 2001

1. ORGANIZATION AND NATURE OF BUSINESS:
   The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). The Company is a New Jersey Corporation.

2. SIGNIFICANT ACCOUNTING POLICIES:
   a) The Company is engaged in a single line business as a securities broker-dealer.

   b) Securities Transactions:
      Proprietary securities transactions is regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities are entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on the settlement date basis with related commission and expenses reported on the trade date basis.

   c) Marketable Securities are valued at market value.

   d) Commissions:
      Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

   e) Income Taxes:
      The Company has elected to have its income taxed under the provisions of Subchapter "S" of the Internal Revenue Code, Section 1372. Under those provisions, the Corporation does not pay federal income taxes on its taxable income. Instead, the Shareholder is taxed on her share of the Company's taxable income. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

   f) Depreciation:
      Equipment is stated at acquisition cost. Depreciation is computed by the straight-line and various accelerated methods over the estimated useful life of the property. Maintenance and repairs are charged to expenses when incurred and renewals and betterments are capitalized.

      The cost and related accumulated depreciation of assets sold, or otherwise disposed of, are eliminated from the accounts and any resulting gain or loss is reflected in income.

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

SCHEDULE I

KIMBERLY CAPITAL CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2001

NET CAPITAL

Total Stockholder's Equity		$68,956
Total Stockholder's Equity Qualified For Net Capital		$68,956
Add:		
Subordinated Stockholder's Loan		0
Allowable-Credit-Deferred Income Taxes Payable		0
Total Capital		68,956
Deductions and/or Changes:		
Non-allowable Assets:		
Equipment And Automobiles – Net	$36,632	
Prepaid Expenses And Taxes	2,410	
Marketable Securities - Warrants	3,300	
TOTAL ADJUSTMENTS		42,342
Net Capital Before Haircut On Securities Positions		26,614
Haircuts On Securities		
Stocks	2,099	
Money Market Funds	300	2,399
NET CAPITAL		$24,215
Aggregate Indebtedness		
Other Accounts Payable And Accrued Expenses		$ 2,722
Computation Of Basic Net Capital Requirement:		
Company		$ 5,000
Excess Net Capital		$19,215
Excess Net Capital At 1,000 Percent		$23,942
Ratio: Aggregate Indebtedness To Net Capital		11%

KIMBERLY CAPITAL CORP.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISION
AS OF DECEMBER 31, 2001

Kimberly Capital Corp. is classified as an introducing broker-dealer and therefore is exempt from the requirements of Rule 15c3-3.

KIMBERLY CAPITAL CORP.
INFORMATION RELATING TO POSSESSIN OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISION
AS OF DECEMBER 31, 2001

Kimberly Capital Corp. is classified as an introducing broker-dealer and therefore is exempt from the requirements of Rule 15c3-3.

KIMBERLY CAPITAL CORP.
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS
IN SEGREGATION FOR CUSTOMERS' REGULATED
COMMODITY FUTURES AND OPTIONS ACCOUNTS
AS OF DECEMBER 31, 2001

Kimberly Capital Corp. is classified as an introducing broker-dealer and therefore is exempt from the requirements of Rule 15c3-3.

Bernard Chipetine, C.P.A.

CERTIFIED PUBLIC ACCOUNTANT

310 OLD COUNTRY ROAD
GARDEN CITY, NEW YORK 11530

(516) 248-9300
FAX (516) 248-8711

Board of Directors
Kimberly Capital Corp.

In planning and performing my audit of the financial statements and supplemental schedule of Kimberly Capital Corp. (the Company), for the year ended December 31, 2001, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purposes of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital provisions under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, Management, the SEC, NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation or registered brokers and dealers, and should not be used for any other purpose.

Bernard Chipetine, CPA

Garden City, New York
January 23, 2002